Table of Contents

Notice of Annual Meeting of Shareholders	1
Voting Information	2
Solicitation of Proxies	2
Appointment and Revocation of Proxies	3
Confidentiality of Voting	3
Voting Shares and Principal Holders Thereof	3
Business of the Meeting	4
1. Financial Statements	4
2. Election of Directors	4
Nominees for Election to the Board of Directors	4
Compensation of Directors in 2004	7
3. Appointment of Auditors	9
Fees Paid to Ernst & Young LLP	9
4. Other Matters	10
Compensation of Executives in 2004	11
Indebtedness of Directors and Officers	17
Change of Control Agreements	17
Other Information	19
Comparative Shareholder Return	19
Directors' and Officers' Insurance	19
Reports of Committees of the Board	20
Report of the Audit and Environment Committee	20
Report of the Nominating and Corporate Governance Committee	22
Report of the Human Resources Committee	23
Corporate Governance	24
Additional Information	24
2006 Annual Meeting of Shareholders - Shareholder Proposals	24
Directors' Approval	24
Appendix 1 - Statement of Corporate Governance Practices	25

TransAlta Corporation
110 - 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta T2P 2M1
(403) 267-7110
www.transalta.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR

Dear Shareholder

You are invited to attend the Annual Meeting (the “Meeting”) of holders of common shares of TransAlta Corporation (“TransAlta” or the “Company”) which will be held in the Empire Ballroom of the Hotel Macdonald, Edmonton, Alberta, Friday, April 29, 2005 at 11:00 a.m. (local time) for the purpose of:

(a)	receiving the consolidated financial statements of the Company for the year ended December 31, 2004 and the auditors’ report thereon;

(b)	electing directors;

(c)	appointing auditors; and

(d)	transacting such other business as may properly be brought before the Meeting.

If you are unable to be present at the Meeting, please use one of the voting options described in the accompanying proxy. If you choose to vote by mail, proxies must be returned to TransAlta’s Transfer Agent and Registrar, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario, M7Y 2K5, not less than 24 hours prior to the time fixed for holding the Meeting. If you choose to vote by telephone or the Internet, your vote must be cast not less than 48 hours prior to the time fixed for holding the Meeting.

Shareholders of record at the close of business on March 15, 2005 will be entitled to vote at the Meeting.

By order of the Board of Directors
Calgary, Alberta	Alison T. Love
March 15, 2005	Corporate Secretary

Voting Information

Solicitation of Proxies
This management proxy circular is furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta” or the “Company”) for use at the Annual Meeting (the “Meeting”) of the shareholders of the Company to be held on Friday, April 29, 2005 at 11:00 a.m. (local time), or any adjournment thereof, for the purposes set out in the Notice to Shareholders.

Shareholders who are unable to be present at the Meeting may vote through the use of proxies. If you are a shareholder, you may convey your voting instructions in one of the three ways available to you: use of the paper proxy form to be returned by mail or delivery, use of the telephone voting procedure or use of the Internet voting procedure. By conveying your voting instructions in one of these three ways, you can participate in the Meeting through the person or persons named on the proxy form. Please indicate the way you wish to vote on each item of business and your vote will be cast accordingly. The persons named in the accompanying proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, such shares will be voted (i) in favour of the election of each of the persons proposed to be nominated as directors; and (ii) in favour of the appointment of Ernst & Young LLP as auditors of the Company.

A shareholder has the right to appoint a person as proxy other than the management nominees designated in the accompanying paper proxy form. The paper proxy form is the only voting option by which a shareholder may appoint a person as proxy other than the nominees named on the proxy form. To appoint a person as proxy other than the management nominees, cross out the printed names and insert the name of the person you wish to act as proxy, in the blank space provided.

Mail:
If a shareholder elects to use the paper proxy form, then it must be completed, dated and signed in accordance with the instructions included with the proxy form. It must then be returned to, and received by, CIBC Mellon Trust Company, Transfer Agent and Registrar, Attention: Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario, M7Y 2K5 not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment of the Meeting).

Telephone:
If a shareholder elects to vote by telephone, then a touch-tone telephone must be used to transmit voting preferences to a toll free number: 1-866-271-1207 (English and French). A shareholder must follow the instructions of the “Vote Voice” and refer to the proxy form sent to that shareholder, providing the 13 digit Control Number, located on the back side of the proxy form on the lower left hand side. Voting instructions are then conveyed by use of touch-tone selections over the telephone. A shareholder voting by telephone must cast their vote not less than 48 hours prior to the time fixed for holding the Meeting (or any adjournment of the Meeting).

Internet:
If a shareholder elects to vote by Internet, then the shareholder must access the Web site:
www.eproxyvoting.com/transalta

A shareholder must then follow the instructions and refer to the proxy form sent to that shareholder, providing the 13 digit Control Number, located on the back side of the proxy form on the lower left hand side. Voting instructions are then conveyed electronically by the shareholder over the Internet. Shareholders voting by Internet must cast their vote not less than 48 hours prior to the time fixed for the holding of the Meeting (or any adjournment of the Meeting).

The cost of solicitation will be borne by the Company and will be made primarily by mail. Officers and employees of the Company may solicit proxies without special compensation by telephone, facsimile or in person. Brokerage houses and other agents, custodians, nominees and fiduciaries will be reimbursed for the expense of forwarding documents to beneficial owners for whom shares are held.

Unless otherwise stated, information contained in this information circular is given as at March 15, 2005.
Appointment and Revocation of Proxies
Proxies are revocable. Subject to compliance with the requirements of the following paragraph, the giving of a proxy will not affect the right of a shareholder to attend and vote in person at the Meeting, or any adjournment.

If the prior instructions were submitted by mail, a shareholder giving a proxy may revoke the proxy by instrument in writing addressed to TransAlta Corporation, executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at 110 - 12th Avenue S.W., Calgary, Alberta, T2R 0G7, Attention: Corporate Secretary, not less than 24 hours prior to the time fixed for the Meeting, or any adjournment, at which the proxy is to be used, or in person with the chair of the Meeting on the day of the Meeting, or any adjournment, or in any other manner permitted by law. If the instructions were conveyed by telephone or the Internet, then conveying new instructions by mail within the time frame set forth above or by telephone or Internet not less than 48 hours prior to the time fixed for the Meeting, or any adjournment, will revoke the prior instructions.
Confidentiality of Voting

Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Company, in such a manner as to preserve the confidentiality of individual shareholder votes, except (a) where the shareholder has made a written comment on the proxy form or otherwise clearly intends to communicate his or her individual position to management of the Company, (b) as necessary to meet the requirements of applicable law, or (c) in the event of a proxy contest.

Voting Shares and Principal Holders Thereof

At March 15, 2005, there were outstanding 195,181,925 fully paid and non-assessable common shares of the Company. A shareholder is entitled to one vote for each common share held. To the knowledge of management of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over more than 10 per cent of the common shares of the Company.

Only shareholders of record at the close of business on March 15, 2005 will be entitled to vote at the Meeting.

Business of the Meeting

This Circular contains information relating to the receipt of TransAlta’s audited consolidated financial statements, the election of directors and the appointment of auditors.
1.	Financial Statements
The audited consolidated financial statements of TransAlta for the year ended December 31, 2004, and the report of the auditors thereon will be tabled at the Meeting. These audited consolidated financial statements form part of the 2004 Annual Report of the Company. A copy of the 2004 Annual Report may be obtained from the Corporate Secretary of TransAlta upon request, will be available at the Meeting or can be accessed from TransAlta’s website at www.transalta.com.

2.	Election of Directors
The Board of Directors is elected annually and consists of such number as may be fixed from time to time by the directors, being not less than three nor more than 19 directors. By resolution of the Board, the number of directors to be elected at the meeting has been fixed at 10, which is two less than the number of directors currently serving on the Board. Each of the persons listed below is proposed to be nominated as a director of the Company to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed, and each has agreed to serve as a director if elected.

The current board consists of 12 directors; two of whom, Jack Donald and John Ferguson, are retiring at the Meeting and will not be standing for re-election. Management and the Board acknowledge with gratitude the valuable contributions of Mr. Donald and Mr. Ferguson over 12 and 24 years, respectively, to the Board of Directors.

Unless specified in a paper, telephone or internet proxy form that the common shares of the Company represented by the proxy shall be withheld from voting for the election of one or more directors, it is the intention of the persons designated in the enclosed proxy form to vote FOR the election of the proposed nominees listed below, all of whom are now directors of TransAlta.

Nominees for Election to the Board of Directors

William D. Anderson Montreal, QC Age: 55 Director since: 2003 Share ownership: 2,000 (1) DSU ownership: 5,634 (2)
President of BCE Ventures, a subsidiary of BCE Inc (telecommunications). He is a member of the Institute of Chartered Accountants of Ontario and is Chair of the Audit and Environment Committee (“AEC”).

Stanley J. Bright Vero Beach, FL Age: 64 Director since: 1999 Share ownership: 10,000 (1) DSU ownership: 12,520 (2)
Corporate Director. He is a director of MidAmerican Energy Holdings Company (“Holdings”), a subsidiary of Berkshire Hathaway, Inc. He was formerly chair and CEO of MidAmerican Energy Company, an electric and gas utility, which is now part of Holdings. He is Chair of Human Resources Committee (“HRC”) and a member of the AEC.

Timothy W. Faithfull Oxford, U.K. Age: 60 Director since: 2003 Share ownership: 2,600 (1) DSU ownership: 4,106 (2)
Corporate Director. He was president and CEO of Shell Canada Ltd. between 1999 and 2003, when he completed a 36 - year international oil and gas career with Royal Dutch/Shell group. He is a member of the AEC.

Gordon D. Giffin Atlanta, GA Age: 55 Director since: 2002 Share ownership: 2,600 (1) DSU ownership: 7,419 (2)
Senior Partner of McKenna, Long & Aldridge (Attorneys). From 1997 to 2001, he served as the United States Ambassador to Canada. He is a member of the Council of Foreign Relations, an advisory board member of the Canadian - American Business Council and serves on the Board of Trustees for the Carter Center in Georgia. He is a member of the Nominating and Corporate Governance Committee (“NCGC”).

Louis D. Hyndman, Q.C Edmonton, AB Age: 69 Director since: 1986 Share ownership: 15,511 (1) DSU ownership: 384 (2)	Senior Partner of Field LLP (Barristers & Solicitors). He served as Provincial Treasurer of the Province of Alberta from 1979 to 1986. He is a member of the NCGC.
C. Kent Jespersen Calgary, AB Age: 59 Director since: 2004 Share ownership: 10,160 (1) (3) DSU ownership: 2,775 (2)	Corporate Director. He worked with NOVA Corporation for over 20 years in various management positions, including as president of NOVA International. He is a member of the NCGC and the HRC.
Michael M. Kanovsky Victoria, BC Age: 56 Director since: 2004 Share ownership: 25,000 (1) DSU ownership: 2,775 (2)	Corporate Director and Independent Businessman. He has been involved in investment banking and the oil, gas and power industries for over 30 years. He is a member of the AEC and the NCGC.
Donna Soble Kaufman Toronto, ON Age: 61 Director since: 1989 Share ownership: 9,300 (1) DSU ownership: 11,518 (2)	Lawyer and Corporate Director. She was formerly Chair and CEO of Selkirk Communications Ltd. and a former partner of the law firm Stikeman Elliott. She is Chair of the NCGC and a member of the HRC.
Luis Vázquez Senties Mexico City, MX Age: 57 Director since: 2001 Share ownership: 2,050 (1) DSU ownership: 8,329 (2)	Chair of Group Diavaz (oilfield services and natural gas distribution). He is also Chair of Compañia Mexicana de Gas, S.A. de C.V., and the Mexican Natural Gas Association. He is a member of the HRC.
Stephen G. Snyder Calgary, AB Age: 55 Director since: 1996 Share ownership: 142,186 (1)	President and chief executive officer, TransAlta Corporation.
Notes:
(1)
All common share amounts represent shares held, directly or indirectly, or over which control or direction is exercised, are as of March 15, 2005 and, in Mr. Snyder’s case, include shares acquired pursuant to the Performance Share Ownership Plan (“PSOP”). See page 12 for a description of PSOP;

(2)	See page 7 for further information with respect to deferred share units.
(3)	Mr. Jespersen’s share total includes 860 shares held by his spouse. Mr. Jespersen disclaims beneficial ownership of such shares.

The nominees for election as directors of the Corporation are directors of other public companies, or reporting entities, which are listed by their names:

Director	Name of Corporation

Bill Anderson . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Bell Canada International Inc.
Stan Bright . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	MidAmerican Energy Holdings Company
Tim Faithfull. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	AMEC plc Canadian Pacific Railway Company
Gordon Giffin . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Bowater Inc. Canadian Imperial Bank of Commerce Canadian National Railway Company Canadian Natural Resources Ltd.
Lou Hyndman . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Enbridge Inc. Melcor Developments Ltd.
Kent Jespersen . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Axia NetMedia Corporation CCR Technologies Ltd. Geac Computer Corporation Limited Matrikon Inc. Telesystem International Wireless Inc.
Michael Kanovsky. . . . . . . . . . . . . . . . . . . . . . . . . . .	Accrete Energy Corporation ARC Energy Trust Bonavista Energy Trust Devon Energy Corporation Pure Technologies Inc.
Donna Soble Kaufman . . . . . . . . . . . . . . . . . . . . . . .	BCE Inc. Bell Canada Hudson’s Bay Company Telesat Canada
Stephen Snyder. . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Canadian Imperial Bank of Commerce

Compensation of Directors in 2004

In 2004, the Board of Directors’ Compensation was as follows:
•	annual retainer: 2800 common shares or deferred share units (see below);
•	annual retainer for the Chair of the Board: $150,000 plus the director’s annual retainer and meeting fees;
•	committee chair retainers: $15,000 per year for the Chair of the AEC and $10,000 per year for the Chair of the HRC and NCGC;
•	directors’ meeting fees were paid only to non-employee directors;
•	board and committee meeting fee: $1500 per meeting attended, in person or by phone, which fees were paid to all directors, whether resident in Canada or elsewhere;
•
non-employee directors may be asked by the Chair of the Board, from time to time, to take on specific commitments and then will be compensated as agreed. In 2004, three directors were paid a total of $6000 for attending meetings or other events on behalf of the Board or for additional work undertaken on behalf of the Board;

•	related travel and out-of-pocket expenses were reimbursed;
•
travel day fees: $1,500 for directors having to travel more than 1,000 km from their principal residence to a meeting, and $3,000 for directors having to travel more than 7,500 km from their principal residence to a meeting; and
•	amounts paid to the directors on an individual basis are listed on page 8 of this Circular.

Directors’ Shareholding Requirements
To ensure that directors’ compensation is aligned with shareholders’ interests:
•	the director’s annual retainer must be paid in common shares of TransAlta (purchased on the open market) or in deferred share units (“DSUs”). Effective January 1, 2005, the Board of Directors approved a share ownership guideline for directors whereby directors are requested to hold 10,000 common shares or DSUs within three years of their appointment to the Board (the previous guideline was 8,400 common shares or DSUs which was three times the annual retainer of 2,800 shares or DSUs);
•	a DSU is a bookkeeping entry having the same value as one common share of the Company, but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Company throughout the director’s period of board service. The directors’ DSU accounts are credited with units equivalent to cash dividends paid on common shares. Upon retirement, the director will receive a cash amount equal to the value of the DSUs held by such director, based on the market value of the Company’s common shares at that time, minus applicable taxes; and
•	at December 31, 2004, the accrual in respect of DSUs currently outstanding to directors was $1,279,163.

Shareholdings of Directors
•	total common shares held by non-employee directors, including those directors not standing for re-election, as at March 15, 2005: 115,773;
•	total DSUs held by non-employee directors, including those directors not standing for re-election, as at March 15, 2005: 69,118; and
•	total value of common shares and DSUs held by non-employee directors, including those directors not standing for re-election: $3,403,282.(1)

Note:
(1)	Based on the closing price of TransAlta’s common shares on the Toronto Stock Exchange as of March 15, 2005
($18.40).

Summary of Directors’ Compensation for the fiscal year 2004

Name	Board Retainer	Committee Chair Fee	Board Meeting Fees	Committee Meeting Fees	Travel Fees	Other Fees Paid	Total Fees Paid (4) (approx.)
Bill Anderson (1). . . . . . . . . . . . . . . . . . . .	2,800 DSUs	$ 3,750	$15,000	$15,000	$ 9,000	n/a	$ 93,290
Stan Bright . . . . . . . . . . . . . . . . . . . . . . .	2,800 DSUs	$10,000	$12,000	$25,500	$12,000	n/a	$110,040
Jack Donald . . . . . . . . . . . . . . . . . . . . . .	2,800 shares	n/a	$15,000	$15,000	$ 1,500	n/a	$ 82,040
Tim Faithfull . . . . . . . . . . . . . . . . . . . . .	2,800 DSUs	n/a	$15,000	$15,000	$ 9,000	n/a	$ 89,540
John Ferguson (2). . . . . . . . . . . . . . . . . . .	2,800 DSUs and $150,000	n/a	$15,000	$25,500	n/a	n/a	$241,040
Gordon Giffin . . . . . . . . . . . . . . . . . . . . .	2,800 DSUs	n/a	$15,000	$ 4,500	$12,000	$1,500	$ 83,540
Lou Hyndman . . . . . . . . . . . . . . . . . . .	2,800 shares	n/a	$13,500	$ 9,000	n/a	n/a	$ 73,040
Kent Jespersen . . . . . . . . . . . . . . . . . . . .	2,800 DSUs	n/a	$15,000	$19,500	$ 3,000	n/a	$ 88,040
Michael Kanovsky . . . . . . . . . . . . . . . . .	2,800 DSUs	n/a	$15,000	$22,500	$10,500	n/a	$ 98,540
Donna Soble Kaufman . . . . . . . . . . . . . .	2,800 DSUs	$10,000	$15,000	$27,000	$10,500	$3,000	$116,040
John Lane (3). . . . . . . . . . . . . . . . . . . . . .	2,100 DSUs	$11,250	$10,500	$13,500	$ 6,000	n/a	$ 79,155
Luis Vázquez Senties . . . . . . . . . . . . . . .	2,800 DSUs	n/a	$12,000	$13,500	$15,000	$1,500	$ 92,540
Stephen Snyder . . . . . . . . . . . . . . . . . . .	2,800 shares	n/a	n/a	n/a	n/a	n/a	$ 50,540
Notes:
(1)	Appointed as Chair of the AEC on October 29, 2004;
(2)	Mr. Ferguson’s retainer in 2004 included the additional retainer for serving as Chair of the Board.
(3)	Mr. Lane served as a director and chair of the AEC until the date of his passing, October 19, 2004
(4)	This amount includes the value of 2800 common shares or DSUs which, based on the value of the shares on December 31, 2004, was $50,540, except in Mr. Lane’s case, who received 2100 DSUs in 2004.

Summary of Board and Committee Meetings Held
For the 12-month period ended December 31, 2004:

Meeting Type	Totals
Board	10
Audit and Environment Committee	10
Human Resources Committee	7
Nominating and Corporate Governance Committee	4
Total number of meetings held	31

Summary of Attendance of Directors
For the 12-month period ended December 31, 2004

Director	Board Meetings Attended	Committee Meetings Attended
Bill Anderson	10 of 10	10 of 10
Stan Bright	8 of 10	17 of 17
Jack Donald	10 of 10	10 of 10
Tim Faithfull	10 of 10	10 of 10
John Ferguson	10 of 10	17 of 21
Gordon Giffin	10 of 10	3 of 4
Lou Hyndman	9 of 10	6 of 6
Kent Jespersen	10 of 10	13 of 13
Michael Kanovsky	10 of 10	15 of 15
Donna Soble Kaufman	10 of 10	18 of 18
John Lane (1)	7 of 7	9 of 9
Stephen Snyder	10 of 10	N/A
Luis Vázquez Senties	8 of 10	9 of 10
Notes:
(1)	Mr. Lane passed away on October 19, 2004.
(2)
As president and chief executive officer of the Company, Mr. Snyder is not a member of any board committees but attends committee meetings, in whole or in part, as appropriate, at the request of the Board.

(3)
Messrs. Donald, Jespersen and Kanovsky and Mrs. Kaufman attended a number of additional committee meetings, (of which they were not a member) at the request of either the chair of the Board or the chair of that committee, for which they received meeting fees.

3.	Appointment of Auditors
The Audit and Environment Committee and the Board recommend that Ernst & Young LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders. Unless specified in a paper, telephone or internet proxy form that the common shares of the Company represented by the proxy shall be withheld from voting for the appointment of auditors, it is the intention of the persons designated in the enclosed proxy form to vote FOR the re-appointment of Ernst & Young, LLP Chartered Accountants, as auditors of the Company to hold office until the close of the next annual meeting of shareholders.

Fees Paid to Ernst & Young LLP
For the years ended December 31, 2004 and December 31, 2003, Ernst & Young LLP and its affiliates were paid $2.748 million and $2.369 million, respectively, as detailed below:

Year ended Dec. 31
Ernst & Young LLP	2004	2003
Audit fees	$1,336,999	$1,015,916
Audit related fees	201,866	143,521
Tax fees	1,062,479	322,496
All other fees	146,282	886,644
Total	$2,747,626	$2,368,577

No other audit firms provided audit services in 2003 or 2004.

The nature of each category of fees is described below:

Audit Fees
Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of the Company’s financial statements and other documents.

Audit-Related Fees
The audit-related fees were primarily for work performed by Ernst & Young LLP in relation to the Company’s financings and the sale of one of its plants.

Tax Fees
The majority of tax fees for 2004 related to the finalization of tax credit recoveries for work which commenced prior to 2002. In 2003, the tax fees primarily related to compliance services provided, including services relating to the filing of tax returns for the Company and its subsidiaries.

All Other Fees
In 2004, the majority of the amounts in “All other fees” related to the sublease of office space in Australia. In
2003, the other services performed were primarily related to services performed by the auditors in specific transactions involving the Company, including the acquisition of an interest in CE Generation LLC, the sale of the Company’s head office building and assistance in various regulatory proceedings involving the Company.

The AEC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. In May 2002, that Committee adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the Committee for other permissible categories of non-audit services, such categories being determined under the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”).

Representatives of Ernst & Young LLP will be in attendance at the Meeting, will have the opportunity to make a statement if they so wish and will be available to respond to questions.

4.	Other Matters
Management knows of no other matter to come before the Meeting. The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. If any other matters which are not known to management properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

Compensation of Executives in 2004
TransAlta’s executive compensation strategy (the “strategy”) is to provide a mix of base pay and annual and long term incentives which, taken together, are competitive in the marketplace. Competitiveness is determined via data collected by independent consulting firms, using a cross section of comparable Canadian and US companies (“the comparator group”) with which TransAlta competes for executive talent.

Total compensation is designed to pay at the 50th percentile of the comparator group if the executive and the Company achieve their goals, with opportunities to achieve higher levels of pay if both the executive and the Company substantially exceed their goals. The strategy is designed to both drive and reward performance. The objective of the strategy is that 60 per cent of executives’ total compensation is determined by a combination of individual, team and Company performance. The strategy reinforces the goal of aligning executives’ interests with those of shareholders, while achieving a balance between cash and equity compensation. When target levels of compensation are paid, 30 per cent of the total compensation of all executives is equity based and 70 per cent is cash based.

The strategy further emphasizes the alignment of executives with the interests of shareholders by having a formal share ownership policy. The policy permits each executive to build the required level of ownership over five years. All of the Named Executive Officers other than the CEO are required to own shares in TransAlta equal to one times base salary, and are required to hold these shares while they are employed with the Company. The CEO is required to own shares equal to two times base salary and to continue to hold such shares while employed. At February 15, 2005, all of the Named Executive Officers were on track to meet their share ownership obligations, and at February 15, 2005, the CEO held 142,186 shares valued at 3 times base salary.

With the focus on share ownership, a decision was made in 1997 that executives would not participate in the Company’s Stock Option Program. Executives are also no longer permitted to participate in the Company’s Employee Share Purchase Plan.

Each year, the Human Resources Committee (the “HRC”), on behalf of the Board of Directors, reviews all elements of executive compensation, to ensure the suitability of both the design of the components of executive compensation and the amounts paid. As a matter of policy, to reinforce its objectivity, the HRC retains the services of an independent compensation professional. This professional provides ongoing, specialist advice as required, as well as enabling the Committee to test the validity and reasonableness of management recommendations.

Components of Executive Compensation
Base Pay - The base pay of each executive is reviewed each year to ensure that it reflects a balance of market conditions, levels of responsibility and accountability of each individual. Increases are awarded to those executives who require adjustments to remain competitive, as defined above, and / or to reflect additional responsibilities.

Annual Incentive - All executives participate in an annual incentive plan, which is established at the beginning of each fiscal year, with targets that reflect the key performance goals of the Company. Each goal is allocated a proportion of an executive’s total annual incentive amount. The plan defines minimum, target and maximum performance levels for each goal. For each goal, executives are paid from zero incentive, if performance is below the minimum level, to 200% of target incentive if performance meets, or exceeds, the maximum level.

For 2004, an annual incentive opportunity of 50 per cent of base pay was provided to the Named Executive
Officers (other than the CEO), for achieving target performance as follows:

-  17.5 per cent of base pay for achieving earnings per share from continuing operations of $0.70.
-  17.5 per cent of base pay for achieving cash flow from continuing operations of $536 million.
-  15.0 per cent of base pay for achieving target performance against a maximum of 3 individual goals, set  by the CEO.

These goals were quantitative, and related to the functional responsibilities of each executive. The incentive awards for 2004, approved by the Committee in February, 2005, resulted in an average payment of $223,037 (75.5 per cent of base pay) to the Company’s senior executives. For 2005, the same level of annual incentive opportunity has again been provided, against three quantitative goals: earnings per share from continuing operations; cash flow from continuing operations; and productivity performance.

Long Term Incentives - All of the Named Executive Officers participate in two long term incentive plans, each designed to align their long term interests with those of TransAlta’s shareholders: the Medium Term Incentive plan (“MTI”), newly introduced in 2004; and the Performance Share Ownership Plan (“PSOP”), in place since 1997.

MTI - The MTI is a cash plan that provides the potential for executives to earn a percentage of base pay for achieving critical, quantitative measures, directly linked to the Company’s long term strategy. The plan sets minimum, target and maximum performance levels. Executives can earn from zero incentive for performance below the minimum level, to 200 per cent of target incentive for performance that meets, or exceeds, the maximum level. The MTI performance cycle runs for three years at a time. MTI is granted once every three years, or prorated from commencement of employment, if that occurs during a cycle.

In 2004, an MTI opportunity of 25 per cent of base pay was provided to all executives, based on the achievement of Cash Flow Return on Investment and plant availability targets for the period of January, 2004 to December, 2006. 2005 represents the second year of this three year plan cycle. The amount earned under this plan will be calculated and paid to executives early in 2007.

PSOP - The PSOP provides the potential for executives to be awarded TransAlta shares for achieving total shareholder return (“TSR”) for the Company relative to the TSR performance of the companies comprising the Toronto Stock Exchange’s S&P/TSX Composite Index (“TSX”) over a three year period. The plan provides a target number of shares based on a percentage of an executive’s base pay for achieving TSR at the 50th percentile of the TSX, up to a maximum of twice that percentage for achieving TSR at the 75th percentile. Performance below the 50th percentile results in a pro rated share award.

The PSOP performance cycle runs for three years at a time. At the end of each three year cycle, the number of shares earned is computed based on actual TSR performance as described above. 50 per cent of those shares are then issued to the executive, with the remaining 50 per cent being placed in trust for a further year before being released. At the beginning of 2005, the Named Executive Officers, excluding the CEO, received a payout of 40 per cent of target for the awards made at the beginning of 2002, for the 2002 - 2004 performance cycle. This was because the TSR of the Company was at the 20th percentile of the TSX for that period.

Awards are made under PSOP each year. In 2004, a PSOP opportunity of 70 per cent of base pay was provided to all of the Named Executive Officers, based on the achievement of TransAlta TSR at the 50th percentile of the TSX on January 1, 2007. In 2005, the same level of PSOP opportunity was provided based on the achievement of TransAlta TSR at the 50th percentile of the TSX on January 1, 2008.

CEO Compensation and Evaluation
The compensation strategy for the CEO is the same as for all other of the Named Executive Officers, with the following differences: 70 per cent of the CEO’s total compensation is determined by performance, and different levels of annual, medium and long term incentive opportunities are provided to the CEO, reflecting normal marketplace differentials between the CEO and all other executives.

The HRC establishes and recommends performance goals for the CEO to the Board for approval each year. All elements of the CEO’s total compensation are reviewed by the HRC each year, and compensation recommendations are made to the Board for approval, based on a review of the CEO’s performance and competitive position within the comparator group.

Base Pay - The CEO’s base pay of $750,000 did not change in 2004 and effective March 1, 2005, the CEO’s base pay was set at $850,000.

Annual Incentive - For 2004, an incentive opportunity of 60 per cent of base pay was provided to the CEO, for achieving target performance as follows:

- 15 per cent of base pay for achieving earnings per share from continuing operations of $0.70.
- 15 per cent of base pay for achieving cash flow from continuing operations of $536 million.
- 15 per cent of base pay for achieving the following key financial targets;
- plant availability of 89.7 per cent;
- major maintenance spending of $211 million;
- major maintenance GWh lost of 2,676; and
- 15 per cent of base pay for achieving other, largely quantitative goals, set by the Board.

The incentive award for 2004, approved by the Board in February 2005, resulted in a payment of $642,375 (86 per cent of base pay) to the CEO.

For 2005, an annual incentive opportunity of 80 per cent of base pay has been provided to the CEO against the following goals: earnings per share from continuing operations, cash flow from continuing operations, productivity performance, and key financial and other goals.

MTI - In 2004, an MTI opportunity of 50 per cent of base pay was provided to the CEO, based on the achievement of Cash Flow Return on Investment and plant availability targets for the period from January, 2004 to December, 2006. The amount earned under this plan will be calculated and paid to the CEO early in 2007.

PSOP - In 2004, a PSOP opportunity of 100 per cent of base pay was provided to the CEO for the period from January 1, 2004 to December 31, 2006, based on the achievement of TransAlta TSR at the 50% of the TSX on January 1, 2007. In 2005, a PSOP opportunity of 130 per cent of base pay was provided, based on the achievement of TransAlta TSR at the 50th percentile of the TSX on January 1, 2008. At the beginning of 2005 the CEO received a payout of 40 per cent of target for the award made at the beginning of 2002 (for the 2002 - 2004 performance cycle), because TransAlta’s TSR was at the 20th percentile of the TSX for that period.

The following table sets forth all annual compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2004, 2003 and 2002 in respect of the President and CEO, the CFO and the three other most highly compensated executive officers (the “Named Executive Officers”).

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
		($)	($)	($) (1)	(#)	(#)	($) (2)	($) (3)
S.G. Snyder President and CEO	2004 2003 2002	750,000 697,500 645,000	642,375 462,443 160,000	45,476 44,476 43,413	- - -	- - -	697,960 392,299 651,805	436,093 50,464 42,007 42,007
I.A. Bourne Executive Vice-President and Chief Financial Officer	2004 2003 2002	395,000 386,667 345,000	276,500 245,766 117,645	26,450 26,440 26,068	- - -	- - -	179,435 92,817 231,567	98,750 - -
T.M. Rainwater (4) Executive Vice-President Corporate Development and Marketing	2004 2003 2002	355,000 340,000 56,667	266,940 165,750 28,333	126,162 45,647 22,265	- - -	- - -	- - -	88,750 40,000 -
K.S. Stickland Executive Vice-President Legal	2004 2003 2002	305,000 287,501 275,004	243,350 215,626 104,777	40,398 39,209 38,439	- - -	- - -	93,716 117,684 -	76,250 - -
R.M. Soeldner (5) Executive Vice-President Operations	2004 2003 2002	315,000 300,000 30,769	241,440 178,500 -	90,995 (6) 38,981 14,688	- -	- -	- - -	78,750 - 320,901 (7)
Notes:
(1)
The value of perquisites and other such benefits is no greater than the lesser of $50,000 and 10 per cent of the total of the annual salary and bonus of all of the named Executive Officers with the exception of payments made in lieu of pensions for Messrs. Rainwater and Soeldner for each of the 2004, 2003 and 2002 fiscal years. The most significant amounts in this element of compensation were flexible perquisite benefit amounts, car allowances and in Messrs. Snyder and Stickland’s cases, contributions toward defined contribution pension benefits.

(2)	“LTIP” refers to the Performance Share Ownership Plan. See “Long-Term Incentives” beginning on page 12.
(3)
Amounts in this column reflect a sign on bonus and relocation allowance paid to Mr. Soeldner in 2002, a relocation allowance paid to Mr. Rainwater in 2003 and directors’ fees paid to Mr. Snyder. The amounts for 2004 also include accrued compensation under the MTI plan of $375,000 for Mr. Snyder, $98,750 for Mr. Bourne, $88,750 for Mr. Rainwater, $78,750 for Mr. Soeldner and $76,250 for Mr. Stickland. These amounts will not be paid to them until January 2007 and then only if performance targets under that plan have been met. See “MTI Plan” on page 12 for a description of that plan.

(4)	T.M. Rainwater was appointed as an officer of TransAlta in November 2002. Prior to that date he was President and founder of Praxis Solutions Inc.
(5)	R.M. Soeldner was appointed as an officer of TransAlta in November 2002. Prior to that date he was Vice-President, Strategic Initiatives of New York Independent System Operator.
(6)	$67,402 (CDN) of this amount is payment in lieu of pension benefits and was used with the annual incentive to fully retire the special payment made to Mr. Soeldner in 2002.
(7)
In 2002, Mr. Soeldner received, as a special payment for accepting his offer of employment and moving to Canada, the amount of $245,902 (which is included in the amount referred to in “All Other Compensation”), and in consideration, agreed that future years’ incentive payments would be reduced until that amount had been earned by him. As a result, the amount shown as earned under “Bonus” for 2003 was not paid to him.

Performance Share Ownership Plan
The following table sets forth information regarding PSOP units awarded to the Named Executive Officers during the 2004 fiscal year and the two prior fiscal years. A description of the operation of the PSOP is provided under the heading “Long Term Incentives” beginning on page 12.

Long-Term Incentive Plan Grants During the Most Recently Completed Financial Year

Estimated Future Payouts Under Non-Securities Price-Based Plans
Name	Securities, Units or Other Rights (#) (1)	Performance Period Until Maturation or Payout	25th Percentile (# of Units) (2)	50th Percentile (# of Units) (3)	75th Percentile or higher (# of Units) (4)
S.G. Snyder	0 - 81,000 0 - 75,400 0 - 142,722	1/1/04 to 31/12/06 1/1/03 to 31/12/05 1/1/02 to 31/12/04	20,250 18,850 35,681	40,500 37,700 71,361	81,000 75,400 142,722
I.A. Bourne	0 - 29,800 0 - 28,200 0 - 42,121	1/1/04 to 31/12/06 1/1/03 to 31/12/05 1/1/02 to 31/12/04	7,450 7,050 10,530	14,900 14,100 21,061	29,800 28,200 42,121
T.M. Rainwater	0 - 25,600 0 - 35,000 -	1/1/04 to 31/12/06 1/1/03 to 31/12/05 1/1/02 to 31/12/04	6,400 8,750 -	12,800 17,500 -	25,600 35,000 -
K.S. Stickland	0 - 22,000 0 - 22,600 0 - 22,000	1/1/04 to 31/12/06 1/1/03 to 31/12/05 1/1/02 to 31/12/04	5,500 5,650 5,500	11,000 11,300 11,000	22,000 22,600 22,000
R.M. Soeldner	0 - 22,600 0 - 32,000 -	1/1/04 to 31/12/06 1/1/03 to 31/12/05 1/1/02 to 31/12/04	5,560 8,000 -	11,300 16,000 -	22,600 32,000 -
Notes:
(1)
Indicates the range of PSOP units that the Named Executive Officer is eligible to be awarded. In the event the percentile TSR (as defined below) is at the 75th percentile or greater, the Named Executive Officer receives the maximum number of PSOP units, if at the 50th percentile, one half of the maximum number of PSOP units, and at the 25th percentile, one quarter of the maximum number of PSOP units. If the percentile TSR is less than the 25th percentile, awards are made on a pro-rata basis. An exact percentage of units granted is calculated based on exact TSR results. See “Long Term Incentives” on page 12 for information regarding the operation of the PSOP.

(2)	Assumes the TSR result is at the 25th percentile. Does not include dividends on these units.
(3)	Assumes the TSR result is at the 50th percentile. Does not include dividends on these units.
(4)	Assumes the TSR result is at the 75th percentile or greater. Does not include dividends on these units.

The number of accumulated common shares each Named Executive Officer currently has in trust to be released at a future date is shown in the following table:

Name	Period 5 Release Date: Dec. 31, 2005	Period 6 Release Date: Dec. 31, 2005	Total (1) ####	Value of Shares (2) $#####
S.G. Snyder	12,935	10,290	23,225	419,211.25
I.A. Bourne	3,060	3,037	6,097	110,050.85
T.M. Rainwater	-	-	-	-
K.S. Stickland	3,880	1,586	5,466	98,661.30
R.M. Soeldner	-	-	-	-
Notes:
(1)	These amounts do not include dividends accrued on these shares.
(2)	The value of the accumulated shares held in trust is calculated based on the closing price of the common shares on the Toronto Stock Exchange on December 31, 2004 ($18.05).

Retirement Pension Plan
Members who joined the retirement pension plan (the “Pension Plan”) prior to July 1, 1998 had two options: a defined benefit and a defined contribution option. Employees joining after July 1, 1998 are required to participate in the defined contribution option. An exception has been made for a small number of senior executives hired from the U.S. who, in accordance with their terms of employment, do not participate in the pension plans.

The Pension Plan is non-contributory and is based on the sum of annual base salary (see “Salary” column of the Summary Compensation Table on page 14) and the individuals’ annual incentive payment (see “Bonus” column of that table).

The defined benefit pension benefits, payable for life with either a five-year guarantee or life-time survivor spousal benefits, depending on marital status at the time of retirement, are integrated with the Canada Pension Plan benefits and are based on the highest consecutive 60 months’ pensionable earnings in the last 10 years of employment (“Final Average Earnings”). The basic monthly pension amount is 1.4 per cent for Final Average Earnings up to the Canada Pension Plan earnings base and two per cent for Final Average Earnings above the Canada Pension
Plan earnings base, all multiplied by the total number of years in this option (“Credited Service”). However, the Income Tax Act (Canada) limits the annual pension amount payable under the Pension Plan to $1,833 per year of Credited Service.

The defined contribution pension benefits are based on contributions of 10 per cent of pensionable earnings. However, during 2004, pensionable earnings were capped under the Pension Plan at $140,000, resulting in a maximum annual contribution of $14,000 (see “All Other Compensation” column of the Summary Compensation Table).

To compensate Pension Plan participants who are affected by the Income Tax Act (Canada) limits on defined benefit pension benefits or by the Company-imposed limits on defined contribution pension benefits, the Company has adopted a supplemental pension plan ( the “Supplemental Pension Plan). The Supplemental Pension Plan provides a defined pension benefit for each year of Credited Service equal to two per cent of Final Average Earnings in excess of the above limits.

S.G. Snyder, and K.S. Stickland are participants in the defined contribution option. I.A. Bourne is a participant in the defined benefit option. T.M. Rainwater and R.M. Soeldner are not participants in any of the pension plans. Assuming that the Named Executive Officers remain in the employ of the Company until the normal retirement age of 65, such officers will have the following number of years of Credited Service: S.G. Snyder, 19; I.A. Bourne, 21; and K.S. Stickland, 27.
The table below shows the total annual pension payable at age 60 under the defined benefit option and the supplemental pension plan for each Named Executive Officer as of December 31, 2004. The supplemental pension plan applies to earnings in excess of the maximum contribution of $140,000 for those Named Executive Officers in the defined contribution option. Named Executive Officers in the defined benefit option are restricted by the limits under the Income Tax Act (Canada) described above.

Named Executive Officer	Defined Benefit Option	Annual Supplemental Pension	Total Estimated Annual Benefits
S.G. Snyder	-	$139,810	$139,810
I.A. Bourne (1)	$10,041	$106,761	$116,802
T.M. Rainwater (2)	-	-	-
K. Stickland	-	$171,832	$171,832
R.M. Soeldner (2)	-	-	-
Notes:
(1)	I.A. Bourne earned two years of service for every one year of employment for the first five years of employment with TransAlta.
(2)	R.M. Soeldner and T.M. Rainwater do not participate in the Defined Benefit or Defined Contribution pension plans and receive a cash payment in lieu.
(3)	K. Stickland was granted 8 years of credited service upon hire.

The cost of these future pension benefits is calculated each year by the Company’s independent actuaries, based on the same method and assumptions used to determine year-end pension plan obligations as disclosed in Note 18 of the 2004 consolidated financial statements. The 2004 annual service cost and total accrued pension obligation, respectively, for Messrs Snyder, Bourne and Stickland as at December 31, 2004 are as follows: Mr. Snyder - $171,800, $1,259,400; Mr. Bourne - $127,600, $1,687,800; and Mr. Stickland - $65,900, $1,164,500. The annual service cost represents the value of the projected pension benefit, earned during the year. The total accrued pension obligation represents the value of the projected pension benefit, earned for all service to date.

Indebtedness of Directors and Officers

As at March 15, 2005, there is no indebtedness owing to the Company or any of its subsidiaries from any of the Company’s directors, nominees for election as directors, executive officers, senior officers or associates of such persons.

Change of Control Agreements

The Company has entered into an Executive Change of Control Agreement with each of the Named Executive Officers whereby in the event of a Change of Control the Executive shall have the right, for a period of 90 days following a Change of Control which was not initiated by the Board, to immediately terminate employment and receive the amounts provided for in the agreement.

In the event of a Change of Control, which was initiated by the Board, the HRC will have discretion to determine if the Executive shall be granted rights under the agreement. Regardless of whether or not the Change of Control was initiated by the Board, and in the event of a constructive dismissal of the Executive by the Company, the Executive has the right, for a period of 12 months following a Change of Control, to terminate employment and receive the amounts provided for in the agreement.

The Executive Change of Control Agreement states that the Company shall pay to such Executive: (a) an amount equal to three times the annual salary (for this purpose annual salary is defined as base salary); plus (b) an amount equal to two times the annual performance incentive bonus; plus (c) an amount equal to 16 per cent of annual salary to compensate the Executive for the loss of employee benefits. If the Executive is entitled to a defined benefit pension under the pension plan, such Executive would receive normal pension benefits at retirement age, plus an additional cash amount payable as a retiring allowance equal to the difference between the pension benefits and the amount calculated if the Executive had two additional years of credited service under the pension plan at termination date. If the Executive participates in the defined contribution plan, such Executive would receive an additional cash amount payable as a retiring allowance equal to two years of additional contributions.

Under the agreement, such Executive would also be entitled to exercise immediately all stock options such Executive would be entitled to exercise within a period of 60 days following the date of termination. The Executive would also be entitled to receive as soon as reasonably possible after the date of termination, the PSOP compensation that the Executive would have received had the Executive remained employed with the Company to the end of the determination period and received the maximum number of units possible.

Executive Severance Arrangements

In the event of termination for any reason other than for cause, or a Change of Control, the Company has entered into an agreement with each of the executive officers whereby the following amounts will be payable: (a) an amount equal to two times base pay; plus (b) an amount equal to the annual incentive payable at target performance, pro rated to the last physical day of employment; plus (c) an amount equal to the medium term incentive payable at target performance, pro rated to the last physical day of employment; plus (d) PSOP compensation at the target number of shares for each grant given to the executive, pro rated to one third of a grant issued more than one but less than two years at the date of termination, and two thirds of a grant issued more than two but less than three years at the date of termination. Additionally, any shares held in trust at the date of termination will be released immediately to the executive.

Employee Stock Options and the Employee Share Purchase Plan

TransAlta believes that all employees have a measurable impact on its success and that employees’ interests should be aligned with shareholders’. In 2002, the Company granted 500 stock options to all full-time employees and 250 options to part-time employees, in each case below the level of senior manager. No options were granted for the 2003 and 2004 fiscal years. Officers have not been granted options since 1997. No options were held by any of the Named Executive Officers in 2004.

In keeping with its belief in the value of employee share ownership, TransAlta provides a facility for employees to acquire shares through payroll deductions. Employees may purchase shares through the Employee Share Purchase Plan to a maximum of 30 per cent of their base pay through an interest free loan which is repayable over 36 months. Officers of the Company are not eligible to participate in this program.

Other Information

Comparative Shareholder Return

This graph and table compare the return on the Company’s common shares for the period 1999 through 2004, assuming a $100 initial investment at December 31, 1999, with all dividends reinvested, to the cumulative returns for the same investment in respect of the S&P TSX/Composite Index (formerly the TSE 300 Index).

	31-Dec-99	31-Dec-00	31-Dec-01	31-Dec-02	31-Dec-03	31-Dec-04
TransAlta	$100	$164	$168	$140	$159	$163
S&P/TSX Composite	$100	$107	$ 94	$ 82	$104	$119

Directors' and Officers' Insurance

The Company has purchased directors’ and officers’ liability insurance, which has an aggregate claim limit of US$100 million each policy year for all directors and officers of the Company and its subsidiaries. In 2004, the annual cost of this coverage was approximately US$725,313 and was paid by the Company. Directors and officers are not subject to any deductible in respect of amounts which may be paid on their behalf under this policy. The Company is reimbursed for payments made under the corporate indemnity provisions, subject to a deductible of US $2 million with respect to those insured losses.

Reports of Committees of the Board

Report of the Audit and Environment Committee
Consisting of five independent directors, the AEC has oversight responsibility for, among others, the Company’s financial reporting processes and the quality of its financial reporting. A copy of the AEC’s Charter will be an Appendix to the March 31, 2005 Annual Information Form, which will be available on SEDAR at
www.sedar.com, and it is also available on TransAlta’s website at www.transalta.com. Additional information concerning the AEC, required by the Canadian securities regulators Multilateral Instrument 52-110, will be found under the heading “Audit and Environment Committee” in the 2005 Annual Information Form.

In fulfilling its mandate in 2004, the AEC has:

Financial Reporting:
•	reviewed with management and the external auditors prior to publication, the annual consolidated financial statements, notes thereto and Management Discussion and Analysis (“MD&A”), the interim financial statements and MD&A, the Annual Information Form and this Management Proxy Circular. This review included a discussion with the external auditors about matters required to be disclosed under generally accepted accounting principles and matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditors’ independence;
•	approved the implementation of new accounting policies; and
•	received the written disclosures from the external auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company certified certain information set forth in the consolidated financial statements and related disclosure materials, as required by the Sarbanes-Oxley Act and Canadian securities regulators.
External Auditors:
•	reviewed the performance and qualifications of the external auditors and recommended reappointment for shareholders’ approval;
•	reviewed the independence of the external auditors, based on the auditors’ disclosure of its relationships with the Company and its compensation, and determined the auditors were independent;
•	approved the fees payable to the external auditors;
•	reviewed and approved the overall scope and plans of the annual audit with the external auditors and management; and
•
met privately with the representatives of the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues which the external auditors wished to raise with the AEC.

Internal Auditors:
•	reviewed the mandate, independence, qualifications and resources and reviewed and approved the annual work plan, of the internal audit department;
•	reviewed the results of audits performed; and
•	met privately with the Director, Internal Audit.

Financial Risk Management, Regulatory Compliance and Other:
•	reviewed and approved services to be provided by the external auditors, including the use of other accounting and tax advisors to conduct work not performed by the external auditors;
•	ensured that a financial risk management process is fully operational and that the CFO provides regular reports;
•	reviewed management reports demonstrating compliance with financial risk management policies;
•	reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management responses;
•	reviewed the Company’s legal and regulatory compliance with the Executive Vice-President, Legal and other officers, including correspondence from regulators;
•	reviewed the financial performance of the Company’s pension plans;
•
reviewed the results of a “whistle blower” procedure established in 2002 for the receipt of complaints regarding accounting or auditing matters, whereby issues may be submitted confidentially to the AEC;

and
•	reviewed compliance with the Code of Conduct, as well as the additional Financial Code of Ethics applicable to the senior financial management group of the Company.

Environmental, Health and Safety (“EH&S”) Matters:
•	reviewed with management whether EH&S policies were being effectively implemented; and
•	reviewed the effectiveness of TransAlta’s response to EH&S issues.

The AEC met regularly with the External Auditors, the Director, Internal Audit, the CFO, the Vice-President and Comptroller, the Vice-President and Treasurer, the Executive Vice-President, Legal, the Director, Environment, Health & Safety, and other members of management. The AEC also met with the External Auditors without any members of management and with the Director, Internal Audit and the Director, Environment Health & Safety, without other members of management present. The AEC also met in-camera, without management present, at the conclusion of each in person meeting.

The AEC also reviewed its mandate and performance. The AEC is satisfied with the appropriateness of its mandate and is satisfied that it met the terms of its Charter in 2004.

The AEC was saddened by the sudden passing in October 2004 of the Chair of the committee, John S. Lane. Mr. Lane had been scheduled to retire from the Board of Directors in April 2005 as he would have reached age 70 by that time. The AEC, with the Nominating and Corporate Governance Committee, had reviewed the succession plan for the Chair of the Committee. Mr. W. D. Anderson had been asked to succeed Mr. Lane, and had begun to work with Mr. Lane on the transition of the role, prior to Mr. Lane’s death. Mr. Anderson was appointed as Chair of the AEC on October 29, 2004.

Signed,

William D. Anderson (Chair)
Stanley J. Bright
Tim W. Faithfull
John T. Ferguson
Michael M. Kanovsky

Report of the Nominating and Corporate Governance Committee
Consisting of six independent directors, the mandate of the NCGC is to identify and recommend individuals to the Board for nomination as members of the Board and its committees and to develop and recommend to the Board a set of corporate governance principles applicable to the Company.

The Charter of the NCGC is available on TransAlta’s website at www.transalta.com.

In fulfilling its mandate in 2004, the NCGC has:

•
reviewed the size and composition of the Board to ensure that the current Board membership had the diversity of experience and was of an adequate size to provide for effective decision-making and staffing of Board committees;

•	recommended to the Board the nominees to stand for election as directors at the Annual Meeting on April 29, 2005;
•	ensured the appropriate structure and composition of each Board committee and the suitability of their respective Charters;
•	through interviews and questionnaires, conducted an evaluation of the effectiveness of the Board and its committees;
•	reviewed the compensation paid to directors to ensure that it was competitive and aligned the interests of directors with those of shareholders;
•	satisfied itself that a comprehensive education program was in place for all directors;
•	reviewed and revised the Board’s governance guidelines, which were then approved by the Board. The revised governance guidelines are available on the Company’s website at www.transalta.com; and
•	completed the planning process begun in 2003 for the succession of the Chair of the Board, since the current Chair’s term will be ending at the Meeting.

The NCGC also met in-camera, without management present, at the conclusion of each in person meeting.

The NCGC also reviewed its mandate and performance and is satisfied that it met the terms of its Charter in 2004;

Through the NCGC, the Board constantly reviews, evaluates and modifies its governance to ensure that it is of a high standard. The Board is satisfied that the Company’s comprehensive governance program is consistent with the guidelines adopted or proposed by the Toronto Stock Exchange, the Canadian Securities Administrators, the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act and the New York Stock Exchange. A
detailed comparison of the Company’s governance practices with the guidelines of the securities regulators is contained in Appendix 1 on page 25.

Signed,

Donna Soble Kaufman (Chair)
John T. Ferguson
Gordon D. Giffin
Louis D. Hyndman
C. Kent Jespersen
Michael M. Kanovsky

Report of the Human Resources Committee
Consisting of six independent directors, the HRC oversees the Company’s executive compensation program. All of the members of the HRC have significant business experience, and experience in managing HR issues.

The Charter of the HRC is available on TransAlta’s website at www.transalta.com.

In fulfilling its mandate in 2004, the HRC has:

•	reviewed the performance of the CEO for 2003 and recommended to the Board his annual incentive compensation, grants under PSOP and salary for 2004;
•	determined the performance measures and payout targets for the CEO’s 2004 compensation;
•	approved the base salaries of all officers for 2004;
•	reviewed the calculation of 2003 incentive compensation payments for officers and employees and recommended those amounts to the Board for payment in early 2004;
•	reviewed and recommended PSOP awards for officers and employees for the period ending December 31, 2003;
•	reviewed and recommended 2004 PSOP grants for officers and employees;
•	reviewed and approved the 2005 annual incentive compensation performance measures and target payout levels for officers and employees;
•	reviewed the executive compensation strategy, and compensation plans generally, as well as the design of the pension plans as an element thereof;
•	approved the implementation of a new Medium Term Incentive Program (“MTI”) to create a reward link to executing TransAlta’s business strategy (see the description of MTI on page 12);
•	reviewed and recommended appointment of officers;
•	reviewed pension governance from a HR perspective;
•	reviewed the succession planning process, with particular focus on senior management and the CEO;
•	reviewed and approved the 2005 salary planning guidelines; and
•	reviewed and approved a stock option grant to eligible employees in 2005.

The HRC also reviewed and approved the portions of this Circular under “Compensation of Executives in 2004”, from pages 11 to page 17, which disclosure forms part of this Report. The HRC met in-camera, without management present, at the conclusion of each in person meeting. The HRC also reviewed its mandate and performance. The HRC is satisfied with the appropriateness of its mandate and that it met the terms of its Charter in 2004.

Signed,

Stanley J. Bright (Chair)
Jack C. Donald
John T. Ferguson
Donna Soble Kaufman
C. Kent Jespersen
Luis Vázquez Senties

Corporate Governance
TransAlta Corporation and Corporate Governance
The Toronto Stock Exchange has adopted a set of guidelines for effective corporate governance that requires a listed corporation to disclose annually its approach to corporate governance, with a specific reference to each guideline. Additional guidelines have been proposed by the Canadian securities regulators.

A complete description of the Company’s approach to corporate governance, with a specific reference to each guideline is set out in the “Statement of Corporate Governance Practices” attached as Appendix 1 to this Management Proxy Circular. This disclosure statement has been approved by the Nominating and Corporate Governance Committee and by the Board of Directors.
Additional Information
Additional information regarding the business of the Company is contained in the Company's annual information form for 2004, and documents incorporated by reference therein. Additional financial information regarding the Company is provided in the Company's comparative consolidated financial statements for the year ended December 31, 2004. Copies of these documents, the Company's annual information form for the fiscal year ended December 31, 2004 (when it becomes available) and documents incorporated by reference therein (when they become available), any interim financial statements for periods subsequent to December 31, 2004 and additional copies of this Management Proxy Circular may be obtained upon request from the Director, Investor Relations, TransAlta Corporation at 110 - 12th Avenue S.W., Box 1900, Station M, Calgary, Alberta, T2P 2M1; telephone 1-800-387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; fax (403) 267-2590; e-mail investor_relations@transalta.com.

Corporate information is also available on TransAlta Corporation’s web site: www.transalta.com.
2006 Annual Meeting of Shareholders - Shareholder Proposals
Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the Management Proxy Circular for the 2006 annual meeting of holders of common shares of TransAlta (expected to be held in late April or early May 2006) must be received by the Corporate Secretary on or before December 15, 2005. No shareholder proposals were received for inclusion in this Management Proxy Circular.
Directors' Approval
The contents of this proxy circular and the sending thereof to each shareholder whose proxy is solicited, and to Ernst & Young LLP has been approved by the Board of Directors of TransAlta.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

S.G. Snyder	I.A. Bourne
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Calgary, Alberta	Alison T. Love
March 15, 2005	Corporate Secretary

Appendix 1 - Statement of Corporate Governance Practices

The Toronto Stock Exchange (“TSX”), upon which TransAlta’s common shares are listed, requires every listed company to disclose, on an annual basis, its approach to corporate governance. TransAlta is also subject to corporate governance requirements, including disclosure requirements, imposed or proposed to be imposed by Canadian securities regulators, the New York Stock Exchange (“NYSE”) and the U.S. Securities and Exchange Commission, under the United States Sarbanes-Oxley Act (“SOX”). The TSX corporate governance guidelines and the existing and proposed corporate governance requirements of Canadian securities regulators are referred to as “Canadian governance rules” and those of the NYSE and SOX are referred to as “U.S. governance rules”.

The following describes TransAlta’s approach to corporate governance, compared with the TSX corporate governance guidelines, and, as appropriate, other Canadian and U.S. governance rules. TransAlta’s approach to the new Canadian corporate governance guidelines is summarized after the information provided against the existing guidelines. The Board believes that TransAlta’s practices are consistent with and in many cases go beyond the existing or proposed corporate governance rules and guidelines.

Guideline 1	Board of Directors should explicitly assume responsibility for the stewardship of the company
Does TransAlta align?	Yes
Comments:
The role of the Board of Directors is one of stewardship, and to act in the best interests of the Corporation. In doing so, the mandate of the Board is to supervise the management of the business and affairs of the Corporation. The Board acts in accordance with the Canada Business Corporations Act, the Corporation’s articles of incorporation and by-laws, the Corporation’s Code of Conduct, the charters of the Board and its committees and other applicable laws.

The Board has delegated to the President and CEO and senior management the responsibility for the day to day management of the business of the Company. In addition to those matters which must, pursuant to applicable laws and the Company’s by-laws, be approved by the Board, the Board has specified limits to management’s authorities, and retains responsibility for significant matters such as acquisitions and divestitures, major capital expenditures and debt and equity financing transactions. TransAlta’s Code of Conduct, Corporate Governance Guidelines and the charters of the board’s committees can be found on TransAlta’s website at www.transalta.com.

Guideline 1 a	Board of Directors should specifically assume responsibility for the adoption of a strategic planning process
Does TransAlta align?	Yes
Comments:	The Board has ultimate oversight for adoption of the Company’s strategic planning process, and monitoring performance in executing its strategies and meeting the objectives of the plan.

The Board meets on an annual basis for a comprehensive, two-day strategic planning session at which time it reviews and approves the strategic plans of TransAlta. Throughout the year, the directors also receive updates on the strategic plans at regular Board meetings and from the CEO’s weekly and other communications to them.

Guideline 1 b	Board of Directors should specifically assume responsibility for the identification of principal business risks, and implementation of risk management systems
Does TransAlta align?	Yes
Comments:
The Board is responsible for understanding the principal risks associated with TransAlta’s business on an ongoing basis and it is the responsibility of management to ensure that the Board and its committees are kept well informed of these changing risks on a timely basis.

The Audit and Environment Committee of the Board (“AEC”) reviews and reports to the Board on financial risks inherent in the business and related risk management programs, as well as compliance with environment, health and safety regulations affecting the Company. The AEC has direct communication, including in camera meetings, with the internal and external auditors.

Guideline 1 c	Board of Directors should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management
Does TransAlta align?	Yes
Comments:
The Board appoints the Chief Executive Officer and monitors the CEO’s performance on an ongoing basis, including a comprehensive review in the first quarter of each year. The Human Resources Committee (“HRC”) recommends to the Board the appointment of officers and reviews the performance of the senior officers on an annual basis. The HRC ensures that a comprehensive human resource strategy includes a disciplined approach to managing performance, identifying future leaders and ensuring their development. At least once a year, the HRC reviews and reports to the Board on existing management resources and plans, including recruitment and training programs, for ensuring that qualified personnel will be available for succession to executive officer positions in TransAlta.

Guideline 1 d	Board of Directors should specifically assume responsibility for a communications policy
Does TransAlta align?	Yes
Comments:
The Board has approved TransAlta’s Disclosure Policy covering timely dissemination of all material information. TransAlta communicates with its shareholders and other stakeholders through a variety of means, including its annual report, quarterly reports, annual information form, news releases, the web site, briefing sessions and group meetings.

TransAlta’s website, www.transalta.com, contains transcripts of conference calls held with investors each quarter, as well as annual reports, news releases, dividend information and other information considered helpful to investors.

Guideline 1 e	Board of Directors should specifically assume responsibility for the integrity of internal control and management information systems
Does TransAlta align?	Yes
Comments:
The AEC requires management to implement and maintain appropriate systems of internal control. It meets quarterly with the internal and external auditors and management to assess the adequacy and effectiveness of these systems of internal control. As required by SOX and Canadian securities regulators, the CEO and CFO provide certificates relating to the contents of the reports filed with the U.S. Securities and Exchange Commission and the Canadian securities regulators, and have evaluated and reported on the effectiveness of the Company’s internal controls and procedures in those certificates.

Guideline 2	Majority of directors should be “unrelated” (independent from management and free from conflicts of interest)
Does TransAlta align?	Yes
Comments:
The Nominating and Corporate Governance Committee (“NCGC”) annually reviews the existence of any relationships between each director and TransAlta in order to ensure that the majority of directors are independent and unrelated to TransAlta and, where any relationships exist, the director is acting appropriately.

The Board reviewed this information, discussed the relationships which had been disclosed by directors and determined in January 2005, that if the proposed directors are elected to the Board, only one (the CEO) out of 10 directors will be related to TransAlta and not independent. All of the other proposed directors are “unrelated” and “independent” as those terms are defined under Canadian and U.S. governance rules.

Guideline 3	Disclose for each director whether he or she is unrelated, and how that conclusion was reached
Does TransAlta align?	Yes
Comments:	Stephen Snyder, President and CEO of TransAlta, is a “related” director and is not independent.

In the case of all of the other directors proposed for election, based on information provided by the directors as to their individual circumstances, the Board has determined that under Canadian and U.S. governance rules, only Mr. Snyder is “related” or not “independent” and that, in the case of the remaining 9 nominees, each of them is “unrelated” or “independent”, as they are independent of management, none of them has received remuneration from TransAlta in excess of directors’ retainers or fees, and none of them has a material relationship with TransAlta (either directly or through family members or indirectly, as a partner, shareholder or officer of an organization that has a relationship with TransAlta, other than as a director or as a committee member of TransAlta). More information about each of the directors, including their other directorships, may be found on pages 4 to 6 of this circular.

Guideline 4	Appoint a committee of outside directors responsible for appointment of new nominees and ongoing assessment of directors
Does TransAlta align?	Yes
Comments
The NCGC annually reviews the criteria applicable to candidates to be considered for nomination to the Board. The objective of this review is to ensure that the composition of the Board provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of TransAlta.

The NCGC makes recommendations to the Board on the nominees to stand for election, and the Board is responsible for nominating suitable candidates for election to the Board by the shareholders.

The NCGC, together with the Chair, annually assesses the performance of individual directors.

The Chair of the NCGC, after meeting with each member of the Board individually, annually assesses the performance of the Chair of the Board.

The NCGC charter is available on TransAlta’s website at www.transalta.com.

Guideline 5	Implement a committee process for assessing the effectiveness of the Board of Directors, its committees and the contribution of individual directors
Does TransAlta align?	Yes
Comments:
The NCGC undertakes an annual assessment of the overall performance of the Board and its individual members and reports its findings to the Board. A questionnaire is used as one part of this process. Each of the committees of the Board reviews its performance against its responsibilities, as set out in its charter.

The evaluation of the Board examines the effectiveness of the Board as a whole and specifically reviews areas that the Board and/or management believe could be improved to ensure the continued effectiveness of the Board in the execution of its responsibilities. The NCGC also makes recommendations annually relative to the composition of the various committees of the Board.

On an annual basis, director peer reviews are performed in the context of discussions between individual directors and the Chair of the Board.

Guideline 6	Provide orientation and education programs for new recruits to the Board of Directors
Does TransAlta align?	Yes
Comments:
New directors are provided with an orientation and education program that includes a director’s manual, written information about the duties and obligations of TransAlta directors, the business and operations of TransAlta, documents from recent Board and committee meetings, and opportunities for meeting and discussion with senior management and other directors. The details of the orientation of each new director are tailored to each director’s individual needs and areas of interest. On an ongoing basis, directors receive tutorials and updates on developments in the industry, political and economic developments in the geographical areas in which the Company is active and communications from the CEO to employees.

Guideline 7	Examine size and undertake a program to establish a board size which facilitates effective decision making
Does TransAlta align?	Yes
Comments:
The NCGC annually reviews the size of the Board, recommends changes in the size of the Board where appropriate and recommends nominees for election as directors and for membership on Board committees. It is the view of the Board that 10 to 14 directors are sufficient to provide diversity of expertise and opinions, efficient meetings and decision-making and to permit effective committee organization.

Guideline 8	Review adequacy and form of compensation of directors to ensure compensation reflects risks and responsibilities
Does TransAlta align?	Yes
Comments:
The NCGC reviews the compensation of the directors annually. The director’s retainer in 2004 was paid in common shares or deferred share units at the individual director’s election and the Board has share ownership guidelines for directors. See pages 7 to 8 of this Circular for additional information about the compensation paid to the directors in 2004.

Guideline 9	Committees should generally be composed of outside directors, the majority of whom are unrelated
Does TransAlta align?	Yes
Comments:
All of the committees of the Board, the NCGC, the HRC and the AEC, are composed entirely of “unrelated” and “independent” directors under the Canadian and U.S. governance rules. Each of the Committees has provided a report to shareholders, contained in this Circular and beginning on page 20.

Guideline 10	Appoint a committee responsible for developing an approach to corporate governance issues
Does TransAlta align?	Yes
Comments:	The Charter of the NCGC includes the responsibility to develop and recommend to the Board a set of corporate governance principles applicable to TransAlta.

Guideline 11 a	Define limits to management’s responsibilities by developing position description for:
(i) the Board of Directors
Does TransAlta align?	Yes
Comments:
The Board has plenary power. Any responsibility not delegated to senior management or a committee of the Board remains with the Board. However, the Board has adopted its own guidelines that were prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management. These guidelines are available on TransAlta’s website at www.transalta.com.

(ii) the CEO
Does TransAlta align?	Yes
Comments:
The Board has approved a position description for the CEO, as well as a position description for the Chair. The HRC and then the Board annually approve the corporate objectives that the CEO is responsible for meeting and assesses the CEO against those objectives.

Guideline 11 b	Board of Directors should approve or develop corporate objectives that the CEO is responsible for meeting
Does TransAlta align?	Yes
Comments:
The HRC conducts an annual review of the performance of the CEO against objectives agreed upon by the Committee and the CEO. This review is then discussed with the Board, following which the Chair and the Chair of the HRC communicate this performance evaluation to the CEO. The evaluation is used by the HRC in its deliberations concerning the CEO’s annual compensation. The evaluation of performance against corporate objectives forms part of the determination of the entire compensation of all employees.

Guideline 12	Establish procedures to enable the Board of Directors to function independently of management
Does TransAlta align?	Yes
Comments:
The Board has separated the positions of Chair of the Board and CEO. The Chair of the Board, J.T. Ferguson, was chosen by the full Board and he is an unrelated and independent director under Canadian and U.S. governance rules. In the absence of the Chair, the Chair of the NCGC acts in this capacity.

At every Board or Committee meeting, members of the Board or Committee meet formally in camera (without management in attendance) to discuss any matter that any member may wish to bring to the attention of other non-management directors.

Guideline 13	Establish an audit committee composed only of outside directors with specifically defined roles and responsibilities
Does TransAlta align?	Yes
Comments:
All of the members of the AEC are unrelated to and independent of TransAlta under Canadian and U.S. governance rules. The NCGC requested information from each of the members of the AEC to assess their qualifications as financially literate under Canadian governance rules and as a “financial expert” under U.S. governance rules. The Board reviewed this information and determined in January 2005 that each of the members of the AEC was financially literate and that Mr. Bill Anderson and Mr. John Ferguson were each a financial expert.

The charter of the AEC will be an Appendix to the 2005 Annual Information Form, which will be available on SEDAR at www.sedar.com. It is also available on TransAlta’s website at www.transalta.com. The report of the AEC to shareholders is contained on page 20 of this Circular. Additional information concerning the AEC, required by Multilateral Instrument 52-110, will be found under the heading “Audit and Environment Committee” in the 2005 Annual Information Form.

Guideline 14	Implement a system to enable individual directors to engage outside advisors at the corporation’s expense
Does TransAlta align?	Yes
Comments:
The Board has determined that any director who wishes to engage an outside advisor on matters relating to their responsibilities as a director may do so, at the expense of TransAlta, after obtaining the authorization of the NCGC.

Disclosure against proposed new rules on Corporate Governance

The following is a brief summary of TransAlta’s extent of compliance with respect to the corporate governance guidelines proposed by the Canadian Securities Administrators on October 29, 2004 and contained in Multilateral Instrument 58-101 and related National Policy 58-201:

Proposed Guidelines		Does TransAlta Comply?	Description of Approach
1.	Composition of the Board	Yes
(a)	Disclose whether or not the Chair of the Board of Directors is an independent director.		•	The Chair of the Board, John Ferguson is independent.
(b)	Disclose whether or not a majority of Directors are independent.		•	The only Director not considered independent is Steve Snyder, President and Chief Executive Officer.
(c)	Disclose whether or not the independent Directors hold separate, regularly scheduled meetings.		•	The independent Directors regularly hold in camera meetings.
(d)	Disclose the names of directors who are directors of any other reporting issuer and the name of the reporting issuer.		•	This information is contained on page 6 of this Circular.
2.	Board Mandate	Yes
(a)	Disclose text of the written mandate for the Board of Directors.		•	The Board’s Corporate Governance Guidelines are available on the Company’s website at www.transalta.com.
3.	Position Descriptions	Yes
(a)
Disclose whether or not the Board has developed written position descriptions for the following roles. If not, explain how your Board assesses the performance of the individuals who occupy these roles.
			•	Position descriptions for the CEO and the Chair are located on the Company’s website at www.transalta.com.
	(i) CEO;		•	The Board of Directors considers the Board’s Corporate Governance Guidelines and Committee Charters as the basis for role descriptions for the committee chairs

(ii) Chair; and
(iii) Chair of each board committee.
4.	Orientation and Continuing Education	Yes
(a)	Briefly describe what measures, if any, the Board of Directors takes to orient new Board members regarding.		•	Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand TransAlta’s strategies and operations.
	(i) the role of the Board, its Directors and the committees of the Board; and		•
All new Directors are provided with the Board Handbook, a comprehensive reference source about the Company, the Board and its committees. Updated versions of the Handbook are also given to all Directors annually.

	(ii) the nature and operation of the Company’s business.		•	Directors are given detailed presentations on particular business issues and strategies. Directors are invited to participate in guided tours of the Company’s facilities.
(b)	Briefly describe what measures, if any, the Board of Directors takes to provide continuing education for its members.		•	Directors are encouraged to enroll in professional development courses. All expenses are reimbursed by the Company.
5.	Code of Business Conduct and Ethics	Yes
Disclose whether or not the Board of Directors has adopted a code of business conduct and ethics for its Directors, Officers and employees.		•	A copy of the Code of Conduct is available on the Company’s website at www.transalta.com.
(a)	Disclose whether or not the Board of Directors monitors compliance with its code of business conduct and ethics.		•
Employees are reminded annually about the importance of ethics and professionalism in their daily work, and are asked to sign-off on their compliance with the Code of Conduct. The AEC receives a report on the annual sign-off by employees on compliance with the Code of Conduct.

(b)	If the Board of Directors has granted a waiver from a provision of the code of business conduct and ethics in favour of a Director or Officer, briefly describe the nature of the waiver.		•	The Board has not granted any waiver of the Code of Conduct.
(c)	Disclose steps the Board takes to ensure the exercise of independent judgment in matters where a director or officer has a material interest.		•
The director or officer is required to comply with the disclosure requirements of the Canada Business Corporations Act, and is not permitted to be present at a board meeting where the matter is discussed or voted upon.

6.	Nomination of Directors	Yes
(a)	Disclose whether or not the Board of Directors has a nominating committee, and describe its responsibilities, powers and operation.		•	Information on the NCGC is contained on page 22 of this Circular and additional information including its Charter is available on the Company’s website at www.transalta.com.
(b)	Disclose whether or not the nominating committee is composed entirely of independent Directors.		•	The NCGC is composed entirely of independent Directors.
7.	Compensation	Yes
(a)	Disclose whether or not the Board of Directors has a compensation committee, and its responsibilities, powers and operations.		•	Information on the HRC is contained on page 23 this Circular and additional information including its Charter is available on the Company’s website at www.transalta.com.
(b)	Disclose whether or not the compensation committee is composed entirely of independent Directors.		•	The HRC is composed entirely of independent Directors.

8.	Regular Board Assessments	Yes
Describe the manner in which the Board of Directors regularly assesses its own effectiveness and performance, the effectiveness and performance of each of the committees of the board, and the effectiveness and performance of each board member.
			•	See pages 22 and 28 of this Circular.